Filed by NovaGold Resources Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Coast Mountain Power Corp. Commission File No.: 001-31913

News Release	AMEX, TSX Symbol: NG

NovaGold Updates Status On Offer for Coast Mountain Power Corp

May 2, 2006 Vancouver – NovaGold Resources Inc. (TSX/AMEX: NG) announced its intention on April 13, 2006 to make a formal offer to acquire all the outstanding shares of Coast Mountain Power Corp (TSX-V: MW), a green power company, with hydroelectric projects located near NovaGold’s Galore Creek copper-gold project in Northwestern British Columbia.

In its April 13, 2006 announcement, NovaGold disclosed that holders of approximately 25% of Coast Mountain’s outstanding shares had entered into binding agreements to tender their shares under the offer. After dissemination of the announcement, holders of approximately an additional 7% of Coast Mountain’s outstanding shares notified NovaGold that they had also executed binding agreements to tender their shares. As a result, holders of over 32% of Coast Mountain’s outstanding shares, including 4 out of 5 of the Directors of Coast Mountain at the time of the announcement, have entered into binding agreements to tender their shares under the terms of the offer.

Presently, NovaGold is preparing a formal take-over bid circular to be distributed to Coast Mountain shareholders. Under the offer, shares of Coast Mountain will be exchanged for NovaGold shares on a ratio to be determined based upon the weighted average trading price of NovaGold shares at a value of C$2.00 per Coast Mountain share. The offer values the transaction at approximately C$40 million, representing a 42% premium to the one month weighted average trading price of Coast Mountain shares prior to the offer.

The offer will be subject to various conditions including receipt of all required regulatory approvals and not less than 66 2/3% of the Coast Mountain shares being deposited under the offer with further details of the offer to be included in the formal take-over bid circular. The circular is anticipated to be mailed to shareholders of Coast Mountain by mid-May. The offer will remain outstanding for a minimum of 35 calendar days after the mailing.

Coast Mountain’s largest asset is the Forrest Kerr run-of-river hydroelectric project is designed to generate and transmit up to 115 MW of electricity into the BC Hydroelectric grid. Forrest Kerr qualifies as a “green power” project under BC Hydro’s Green Power Initiative designed to encourage the development of renewable, low-impact and socially responsible power generation in the Province of British Columbia. The project has received all critical approvals and permits necessary for construction of the hydroelectric plant and power transmission lines to connect to the BC Hydro grid. NovaGold management believes that there are significant development synergies with the Galore Creek project which will add value to both assets over time.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227

Greg Johnson, Vice President	Don MacDonald, CA,
Corporate Communications and Strategic Development	Senior Vice President & CFO
E-mail: Greg.Johnson@novagold.net	E-mail: Don.MacDonald@NovaGold.net

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. NovaGold will file a take-over bid circular with Canadian securities regulatory authorities and may file a registration statement and prospectus with the United States Securities and Exchange Commission and Coast Mountain Power Corp. will file a directors’ circular with Canadian securities regulatory authorities with respect to this offer. Investors and shareholders are strongly advised to read the take-over bid circular and related directors’ circular, as well as any amendments and supplements to these documents, because they contain important information. Investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and certain other documents, as well as the directors’ circular, at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at the address referred to above. YOU SHOULD READ THE TAKE-OVER BID-CIRCULAR AND DIRECTORS’ CIRCULAR CAREFULLY BEFORE MAKING A DECISION CERNCERNING THE OFFER.

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.